                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)/*/



                            Cedar Income Fund, Ltd.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $1.00 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   15043810
        _______________________________________________________________
                                (CUSIP Number)

                             Robert S. Jett, III
                                    Counsel
                                AEGON USA, INC.
                            4333 Edgewood Road, NE
                           Cedar Rapids, Iowa 52499
                                (319) 398-8040
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 5, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 25 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 15043810                                       PAGE 2 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AEGON,N.V.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      THE NETHERLANDS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 584,567
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              584,567
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      584,567
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 15043810                                       PAGE 3 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AEGON USA, INC.                                      42-1310237
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      IOWA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               584,567
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            584,567
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      584,567
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 15043810                                       PAGE 4 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AEGON USA Investment Management, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              584,567
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           584,567
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      584,567
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 15043810                                       PAGE 5 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PFL LIFE INSURANCE COMPANY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      IOWA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY            375,550
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                         375,550
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      375,550
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 15043810                                       PAGE 6 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BANKERS UNITED LIFE ASSURANCE COMPANY

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      IOWA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             84,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          84,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      84,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 15043810                                       PAGE 7 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LIFE INVESTORS INSURANCE COMPANY OF AMERICA
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      IOWA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               76,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            76,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      76,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 15043810                                       PAGE 8 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AEGON USA REALTY ADVISORS, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      IOWA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY            44,317
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          44,317
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      44,317
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 15043810                                       PAGE 9 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST AUSA LIFE INSURANCE COMPANY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MARYLAND
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               4,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------

Item 1.   SECURITY AND ISSUER

     This Schedule relates to shares of Common Stock, $1.00 par value, (the "Issuer Common Stock"), of Cedar Income Fund, Ltd. (the "Issuer"). Holders of Common Stock are entitled to one vote per share on all matters to be voted on by the Issuer's shareholders. According to information provided by the Issuer, as of December 5, 1997, there were 2,245,411 shares of Common Stock issued and outstanding.

     The address of the Issuer's principal executive offices is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Item 2.   IDENTITY AND BACKGROUND

     (a), (b), (c) and (f). This Schedule is being filed by Aegon, N.V., a holding company organized under the laws of The Netherlands, Aegon USA, Inc., a subsidiary of Aegon, N.V. and a holding company incorporated under the laws of Iowa ("Aegon"), and by six wholly owned subsidiaries of Aegon: (i) Aegon USA Investment Management, Inc. ("AIM"), (ii) PFL Life Insurance Company ("PFL"),
(iii) Bankers United Life Assurance Company ("Bankers"), (iv) Life Investors Insurance Company of America ("Life"), (v) Aegon USA Realty Advisors, Inc. ("Realty") and (vi) First AUSA Life Insurance Company ("AUSA") (the subsidiaries named in (ii) - (vi) above are referred to herein collectively as the "Subsidiaries"). Aegon, N.V., Aegon and the Subsidiaries (with the exception of Realty) are primarily engaged in the insurance business throughout Europe and the U.S. AIM provides investment management services and Realty provides real estate advisory services. Aegon, N.V.'s executive offices are located Mariahoeveplein 50, 2591 TV The Hague, The Netherlands. Aegon's and AUSA's executive offices are located at 1111 North Charles Street, Baltimore, Maryland 21201. The executive offices of AIM, PFL, Bankers, Life and Realty are located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

     The names, business addresses, principal occupations and citizenship of the directors and executive officers of Aegon, N.V., Aegon, AIM and each of the Subsidiaries are set forth in Annex A hereto.

     Realty acts as Advisor and Aegon USA Realty Management, Inc. ("Management") acts as Property Manager for the Issuer. Both Realty and Management are wholly owned subsidiaries of Aegon.

     (d) and (e). During the last five years, none of Aegon, N.V., Aegon, AIM or any of the Subsidiaries, and, to the best knowledge of Aegon, N.V., Aegon, AIM and the Subsidiaries, none of the directors and executive officers of Aegon, N.V., Aegon, AIM or the Subsidiaries, have (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or


                              Page 10 of 25 pages
prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All shares of Common Stock were purchased by the Subsidiaries with working capital of the Subsidiaries.

Item 4.   PURPOSE OF TRANSACTION

     The Subsidiaries have entered into a tender agreement, dated as of December 5, 1997 (the "Tender Agreement"), with SKR Management Corp., a New York corporation ("SKR"), a copy of which is filed as an exhibit to the Form 8-K filed by the Issuer on December 8, 1997 (the "Form 8-K") and incorporated herein by reference. The Tender Agreement was executed in connection with the execution of a Memorandum of Understanding, dated as of December 5, 1997, between the Issuer and SKR (the "Memorandum of Understanding"). The Memorandum of Understanding, a copy of which is filed as an exhibit to the Form 8-K, provides for, among other things and subject to certain conditions, a tender offer by SKR for all of the outstanding shares of Issuer Common Stock at a price of $7.00 per share. For additional information with respect to the Tender Agreement, see Item 6 below.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) The Subsidiaries collectively own 584,567 shares of Issuer Common Stock, constituting 26.0% of the outstanding Common Stock of the Issuer (see pages 2-9 hereof for the number of shares beneficially owned by each reporting person). This represents 26.0% of the total voting power of the Issuer Common Stock.

     (c) There have been no transactions in shares of Issuer Common Stock by Aegon, N.V., Aegon, AIM or the Subsidiaries, or to the best knowledge of Aegon, N.V., Aegon, AIM or the Subsidiaries, by any of the executive officers or directors of Aegon, N.V., Aegon, AIM or the Subsidiaries, during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Tender Agreement

     The Tender Agreement was executed by the Subsidiaries in order to induce SKR to execute the Memorandum of Understanding and in consideration of the substantial expenses


                              Page 11 of 25 pages
incurred and to be incurred by SKR in connection therewith. In the Tender Agreement, each of the Subsidiaries has agreed, subject to the terms and conditions specified therein, to tender or cause to be tendered to SKR pursuant to the Tender Offer all of the shares of Issuer Common Stock owned by such Subsidiary. No consideration was paid in connection with the execution of the Tender Agreement. None of Aegon, N.V., Aegon or AIM is a party to the Tender Agreement.

     In addition, the Tender Agreement provides for a "purchase option" (the "Option"), exercisable by SKR in certain circumstances. Upon receipt of notice from the Subsidiaries of a "Triggering Event," defined as "(i) the proposal by any person or group of persons of a Competing Transaction (as defined in the Memorandum of Understanding) in which the consideration to be received by holders of Issuer Common Stock is in excess of $7.00 per share in cash and which is applicable to each share of Issuer Common Stock outstanding (other than any shares of Issuer Common Stock owned by the person or group of persons proposing such Competing Transaction or any of their respective affiliates), and (ii) the withdrawal by the Board of Directors of the Issuer of its recommendation or proposed recommendation to the shareholders of the Issuer that they tender their shares in the Tender Offer," SKR has the right, pursuant to the Tender Agreement, to purchase all shares of Issuer Common Stock owned by the Subsidiaries at a price determined as described below.

     The purchase price payable by SKR upon exercise of the Option shall be equal to the price per share payable in the Competing Transaction giving rise to the Triggering Event; provided, however, in the event the price per share paid by SKR in the Tender Offer or in such Competing Transaction is increased (i) after SKR has given notice of its intent to exercise the Option, then SKR shall pay to the Subsidiaries in cash an additional amount per share for the shares to be purchased pursuant to the Option equal to the difference between (x) the highest price per share paid or to be paid by SKR in the Tender Offer or in such Competing Transaction, as applicable, and (y) the per share purchase price previously anticipated to be paid by SKR to the Subsidiaries, or (ii) after SKR has purchased the shares pursuant to the Option, then SKR shall pay to the Subsidiaries in cash an additional amount per share for the Shares so purchased equal to the difference between (x) the highest price per share paid by SKR in the Tender Offer or in any Competing Transaction, as applicable, and (y) the per share purchase price previously paid by SKR to the Subsidiaries.

Investment Management Agreements

     Each of PFL, Bankers, Life and AUSA have entered into separate agreements with AIM, which gives AIM, subject to certain conditions in such agreements, power to direct the investment and reinvestment of the assets in such subsidiary's account, including the securities of the Issuer, in AIM's sole discretion. Realty has informally given AIM the same power over its assets.


                              Page 12 of 25 pages

Item 7.     MATERIAL TO BE FILED AS EXHIBITS

     (a) Agreement among Aegon USA, Inc., PFL Life Insurance Company, Bankers United Life Assurance Company, Life Investors Insurance Company of America, Aegon USA Realty Advisors, Inc. and First AUSA Life Insurance Company relating to the joint filing of the Schedule 13D.

     (b) Tender Agreement, dated as of December 5, 1997, by and among the Subsidiaries and SKR Management Corp. (incorporated by reference to Exhibit 2.3 to the Issuer's Current Report on Form 8-K filed on December 8, 1997, File No. 0-14510).

     (c) Memorandum of Understanding, dated as of December 5, 1997, by and among the Issuer and SKR Management Corp. (incorporated by reference to Exhibit
2.1 to the Issuer's Current Report on Form 8-K filed December 8, 1997, File No. 0-14510).


                              Page 13 of 25 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 1997                       AEGON, N.V.

                                                /s/ Donald J. Shepard
                                        By:__________________________________
                                                    Donald J. Shepard
                                            Name: ___________________________
                                                           Executive
                                            Title:___________________________

                                        AEGON USA, INC.

                                                  /s/ Brenda Clancy
                                        By:__________________________________
                                                        Brenda Clancy
                                            Name: ___________________________
                                                   Senior V.P. and Treasurer
                                            Title:___________________________


                                        AEGON USA INVESTMENT MANAGEMENT, INC.

                                                /s/ Patrick E. Falconio
                                        By:__________________________________
                                                      Patrick E. Falconio
                                            Name: ___________________________
                                                          President
                                            Title:___________________________


                                        PFL LIFE INSURANCE COMPANY

                                                 /s/ William L. Burler
                                        By:__________________________________
                                                       William L. Burler
                                            Name: ___________________________
                                                          President
                                            Title:___________________________


                                        BANKERS UNITED LIFE ASSURANCE
                                         COMPANY

                                                  /s/ Brenda Clancy
                                        By:__________________________________
                                                        Brenda Clancy
                                            Name: ___________________________
                                                      CFO and Treasurer
                                            Title:___________________________


                              Page 14 of 25 pages

                                        LIFE INVESTORS INSURANCE COMPANY OF
                                           AMERICA

                                            /s/ Patrick S. Baird
                                        By:__________________________________
                                                  Patrick S. Baird
                                            Name: ___________________________
                                                  Senior V.P.
                                            Title:___________________________



                                        AEGON USA REALTY ADVISORS, INC.

                                           /s/ Patrick E. Falconio
                                        By:_________________________________
                                                  Patrick E. Falconio
                                           Name:____________________________

                                                  Director
                                           Title:___________________________



                                        FIRST AUSA LIFE INSURANCE COMPANY

                                            /s/ Patrick S. Baird
                                        By:__________________________________
                                                  Patrick S. Baird
                                            Name: ___________________________
                                                  President
                                            Title:___________________________





                              Page 15 of 25 pages

                                    Annex A

     The following sets forth the company, name of individual and present principal occupation or employment of each of the directors and executive officers of Aegon, N.V., Aegon, AIM, PFL, Bankers, Life, Realty and AUSA. The business address for directors and executive officers of AEGON, N.V. is Mariahoeveplein 50, 2591 TV the Hague, The Netherlands. The business address for each of the AEGON and AUSA directors and executive officers is 1111 N. Charles Street, Baltimore, Maryland 21201. The business address for each of the AIM, PFL, Bankers, Life and Realty directors and executive officers is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

        Company                            Name                          Position
-----------------------------     ------------------------------  ------------------------
Aegon, N.V.                       Van Wijk, H.B.                  Principal Account Officer

Aegon, N.V.                       Van de Veijn, P.                Executive Officer

Aegon, N.V.                       Shepard, Donald J.              Executive Officer

Aegon, N.V.                       Storm, K.J.                     Chief Executive Officer

Aegon, N.V.                       Van Schaik, G.                  Supervisory Board Member

Aegon, N.V.                       Oort, C.J.                      Supervisory Board Member

Aegon, N.V.                       DeWit, F.J.                     Supervisory Board Member

Aegon, N.V.                       Gerritse, G.                    Supervisory Board Member

Aegon, N.V.                       Van Hoof, J.A.P.                Supervisory Board Member

Aegon, N.V.                       Scholten, W.                    Supervisory Board Member

Aegon, N.V.                       Tabaksblat, M.                  Supervisory Board Member

Aegon, N.V.                       Paijs, K.M.H.                   Supervisory Board Member

Aegon, N.V.                       Leysen, A.                      Supervisory Board Member

Aegon, N.V.                       Davis, P.J.                     Supervisory Board Member

Aegon, N.V.                       Okay, O.J.                      Supervisory Board Member

Aegon, N.V.                       Peters, J.F.M.                  Supervisory Board Member

Aegon, N.V.                       DeRuiter, H.                    Supervisory Board Member

Aegon USA, Inc.                   Bailey, II, Irving W.           Director

Aegon USA, Inc.                   Disharoon, Leslie B.            Director

Aegon USA, Inc.                   Dunn, Jr., Edward K.            Director

Aegon USA, Inc.                   Foster, William H.              Director

Aegon USA, Inc.                   Meyer, Edward C.                Director

Aegon USA, Inc.                   Shepard, Donald J.              Director

Aegon USA, Inc.                   Storm, Kornelis J.              Director

Aegon USA, Inc.                   Warren, E. Kirby                Director

Aegon USA, Inc.                   Bailey, II, Irving W.           Vice Chairman of The Board

Aegon USA, Inc.                   Baird, Patrick S.               Chief Operating officer

Aegon USA, Inc.                   Shepard, Donald J.              Chairman of The Board, C.E.O. and President

Aegon USA, Inc.                   Baird, Patrick S.               Executive Vice President

Aegon USA, Inc.                   Clancy, Brenda K.               Senior Vice President and Treasurer

Aegon USA, Inc.                   Falconio, Patrick E.            Chief Investment officer and Executive Vice President

Aegon USA, Inc.                   Herbert, Jr., Bart              Executive Vice President

Aegon USA, Inc.                   Kolsrud, Douglas C.             Executive Vice President

Aegon USA, Inc.                   Vermie, Craig D.                Secretary

Aegon USA, Inc.                   Dutcher, Joseph A.              Director of Internal Audit


                              Page 16 of 25 pages


Aegon USA Investment            Clancy, Brenda K.         Director
 Management, Inc.

Aegon USA Investment            Falconio, Patrick E.      Director
 Management, Inc.

Aegon USA Investment            Vermie, Craig D.          Director
 Management, Inc.

Aegon USA Investment            Falconio, Patrick E.      President
 Management, Inc.

Aegon USA Investment            Flynn, Donald E.          Executive Vice President
 Management, Inc.

Aegon USA Investment            Halfpap, David R.         Senior Vice President
 Management, Inc.

Aegon USA Investment            Kolsrud, Douglas C.       Executive Vice President
 Management, Inc.

Aegon USA Investment            O'Brien, Ralph M.         Senior Vice President
 Management, Inc.

Aegon USA Investment            Opp, Steven P.            Senior Vice President
 Management, Inc.

Aegon USA Investment            Ross, James D.            Executive Vice President
 Management, Inc.

Aegon USA Investment            Sheets, Clifford A.       Executive Vice President
 Management, Inc.

Aegon USA Investment            Vanmeter, Michael         Senior Vice President
 Management, Inc.

Aegon USA Investment            Theobald, Gregory W.      Secretary
 Management, Inc.

Aegon USA Investment            Kettering, Jon D.         Treasurer
 Management, Inc.

PFL Life Insurance Company      Baird, Patrick S.         Director

PFL Life Insurance Company      Busler, William L.        Director

PFL Life Insurance Company      Falconio, Patrick E.      Director

PFL Life Insurance Company      Kolsrud, Douglas C.       Director

PFL Life Insurance Company      Vermie, Craig D.          Director

PFL Life Insurance Company      Baird, Patrick S.         Chief Operating officer and Senior Vice President

PFL Life Insurance Company      Busler, William L.        Chairman of The Board and President

PFL Life Insurance Company      Rekoski, David G.         Division Executive Vice Pres.

                              Page 17 of 25 pages


PFL Life Insurance Company        Barry, Leo C.                   Executive Vice President

PFL Life Insurance Company        Brown, Larry G.                 Senior Vice President

PFL Life Insurance Company        Dykhouse, Jack R.               Executive Vice President

PFL Life Insurance Company        Eno, Rex B.                     Executive Vice President

PFL Life Insurance Company        Falconio, Patrick E.            Chief Investment Officer and Senior Vice President

PFL Life Insurance Company        Herbert, Jr., Bart              Executive Vice President

PFL Life Insurance Company        Jenkins, B. Larry               Executive Vice President

PFL Life Insurance Company        Kenney, John R.                 Executive Vice President

PFL Life Insurance Company        Schlossberg, Tom A.             Executive Vice President

PFL Life Insurance Company        Soppe, Janet M.                 Executive Vice President

PFL Life Insurance Company        Vermie, Craig D.                Secretary

PFL Life Insurance Company        Clancy, Brenda K.               Treasurer

PFL Life Insurance Company        Kolsrud, Danny L.               Director of Taxes

Bankers United Life Assurance     Baird, Patrick S.               Director
 Company

Bankers United Life Assurance     Falconio, Patrick E.            Director
 Company

Bankers United Life Assurance     Kenney, John R.                 Director
 Company

Bankers United Life Assurance     Kolsrud, Douglas C.             Director
 Company

Bankers United Life Assurance     Vermie, Craig D.                Director
 Company

Bankers United Life Assurance     Baird, Patrick S.               Chief Operating Officer and Senior Vice President
 Company

Bankers United Life Assurance     Collins, Herb C.                Division Executive Vice
 Company                                                          Pres.

Bankers United Life Assurance     Hurley, G. John                 Division Executive Vice
 Company                                                          Pres.

Bankers United Life Assurance     Kenney, John R.                 Chairman of The Board and President
 Company

Bankers United Life Assurance     Yaeger, Alan M.                 Division Executive Vice
 Company                                                          Pres.

                              Page 18 of 25 pages


Bankers United Life Assurance     Barry, Leo C.                   Senior Vice President
 Company

Bankers United Life Assurance     Brown, Larry G.                 Senior Vice President
 Company

Bankers United Life Assurance     Busler, William L.              Executive Vice President
 Company

Bankers United Life Assurance     Dykhouse, Jack R.               Executive Vice President
 Company

Bankers United Life Assurance     Eno, Rex B.                     Executive Vice President
 Company

Bankers United Life Assurance     Falconio, Patrick E.            Chief Investment Officer and Senior Vice President
 Company

Bankers United Life Assurance     Greer, Richard R.               Senior Vice President
 Company

Bankers United Life Assurance     Herbert, Jr., Bart              Executive Vice President
 Company

Bankers United Life Assurance     Soppe, Janet M.                 Executive Vice President
 Company

Bankers United Life Assurance     Vermie, Craig D.                Secretary
 Company

Bankers United Life Assurance     Clancy, Brenda K.               Treasurer
 Company

Bankers United Life Assurance     Kolsrud, Danny L.               Director of Taxes
 Company

Life Investors Insurance          Baird, Patrick S.               Director
 Company of America

Life Investors Insurance          Busler, William L.              Director
 Company of America

Life Investors Insurance          Clancy, Brenda K.               Director
 Company of America

Life Investors Insurance          Eno, Rex B.                     Director
 Company of America

Life Investors Insurance          Falconio, Patrick E.            Director
 Company of America

Life Investors Insurance          Kolsrud, Douglas C              Director
 Company of America

Life Investors Insurance          Vermie, Craig D.                Director
 Company of America

Life Investors Insurance          Baird, Patrick S.               Chief Operating Officer and Senior Vice President
 Company of America

Life Investors Insurance          Eno, Rex B.                     Chairman of The Board and President
 Company of America


                              Page 19 of 25 pages

Life Investors Insurance          Rekoski, David G.               Division Executive Vice
 Company of America                                               Pres.

Life Investors Insurance          Verhagen, Cor H.                International Director
 Company of America

Life Investors Insurance          Brown, Larry G.                 Senior Vice President
 Company of America

Life Investors Insurance          Busler, William L.              Executive Vice President
 Company of America

Life Investors Insurance          Dykhouse, Jack R.               Executive Vice President
 Company of America

Life Investors Insurance          Falconio, Patrick E.            Chief Investment Officer and
 Company of America                                               Senior Vice President

Life Investors Insurance          Herbert, Jr., Bart              Executive Vice President
 Company of America

Life Investors Insurance          Jenkins, B. Larry               Executive Vice President
 Company of America

Life Investors Insurance          Kenney, John R.                 Executive Vice President
 Company of America

Life Investors Insurance          Schlossberg, Tom A.             Executive Vice President
 Company of America

Life Investors Insurance          Soppe, Janet M.                 Executive Vice President
 Company of America

Life Investors Insurance          Vermie, Craig D.                Secretary
 Company of America

Life Investors Insurance          Clancy, Brenda K.               Treasurer
 Company of America

Life Investors Insurance          Kolsrud, Danny L.               Director of Taxes
 Company of America

                              Page 20 of 25 pages

Aegon USA Realty Advisors Inc.    Blankenship, David L.           Director

Aegon USA Realty Advisors Inc.    Clancy, Brenda K.               Director

Aegon USA Realty Advisors Inc.    Falconio, Patrick E.            Director

Aegon USA Realty Advisors Inc.    Kaplan, Steven J.               Director

Aegon USA Realty Advisors Inc.    Kolsrud, Douglas C.             Director

Aegon USA Realty Advisors Inc.    Schlossberg, Tom A.             Director

Aegon USA Realty Advisors Inc.    Blankenship, David L.           Chairman of the Board and
                                                                  President

Aegon USA Realty Advisors Inc.    Dewald, Maureen                 Senior Vice President
                                                                  and Secretary

Aegon USA Realty Advisors Inc.    Fletcher, Alan F.               Senior Vice President

Aegon USA Realty Advisors Inc.    Ford, J. Dennis                 Senior Vice President

Aegon USA Realty Advisors Inc.    Nordstrom, Thomas L.            Senior Vice President

Aegon USA Realty Advisors Inc.    Schumacher, Lindsay             Senior Vice President



                              Page 21 of 25 pages


First AUSA Life Insurance         Baird, Patrick S.               Director
 Company

First AUSA Life Insurance         Brown, Larry G.                 Director
 Company

First AUSA Life Insurance         Busler, William L.              Director
 Company

First AUSA Life Insurance         Clancy, Brenda K.               Director
 Company

First AUSA Life Insurance         Falconio, Patrick E.            Director
 Company

First AUSA Life Insurance         Herbert, Jr., Bart              Director
 Company

First AUSA Life Insurance         Kolsrud, Douglas C.             Director
 Company

First AUSA Life Insurance         Kontz, Robert J.                Director
 Company

First AUSA Life Insurance         Vermie, Craig D.                Director
 Company

First AUSA Life Insurance         Baird, Patrick S.               Chairman of The Board and President

First AUSA Life Insurance         Falconio, Patrick E.            Chief Investment Officer and Senior Vice President
 Company

First AUSA Life Insurance         Vermie, Craig D.                Secretary
 Company

First AUSA Life Insurance         Clancy, Brenda K.               Treasurer
 Company

First AUSA Life Insurance         Kontz, Robert J.                Controller
 Company

First AUSA Life Insurance         Kolsrud, Danny L.               Director of Taxes
 Company



                             Page 22 of 25 pages

                                                                     Exhibit (a)

                                   Agreement

     This Agreement is made by and among (i) Aegon, N.V., (ii) Aegon USA, Inc.,
(iii) Aegon USA Investment Management, Inc., (iv) PFL Life Insurance Company,
(v) Bankers United Life Assurance Company, (vi) Life Investors Insurance Company of America, (vii) Aegon USA Realty Advisors, Inc. and (viii) First AUSA Life Insurance Company.

     Whereas, each of the parties hereto may be required to file a statement with the U.S. Securities and Exchange Commission containing the information required by Schedule 13D with respect to shares of Common Stock of Cedar Income Fund, Ltd.; and

     Whereas, the parties hereto desire to set forth their agreement regarding the joint filing of a statement containing such information.

     Now, therefore, the parties hereto hereby agree as follows:

     1. Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, the parties hereto shall jointly prepare and file a single statement on behalf of each of them containing the information required by Schedule 13D with respect to shares of Common Stock of Cedar Income Fund, Ltd. and any amendments thereto. Each party shall be responsible for the timely filing of such statement and amendments thereto and for the completeness and accuracy of information concerning such party contained therein.

     2.  This Agreement may be executed in one or more counterparts.

                              Page 23 of 25 pages

       In Witness Whereof, the parties hereunto have executed this Agreement.

                                  Aegon, N.V.


                                  By:     /s/ Donald J. Shepard
                                     --------------------------------
                                     Name:     Donald J. Shepard
                                          ---------------------------
                                     Title:        Executive
                                           --------------------------


                                  Aegon USA, Inc.

                                  By:       /s/ Brenda Clancy
                                     --------------------------------
                                     Name:      Brenda Clancy
                                          ---------------------------
                                     Title: Senior V.P. and Treasurer
                                           --------------------------


                                  Aegon USA Investment Management, Inc.



                                  By:     /s/ Patrick E. Falconio
                                     --------------------------------
                                     Name:    Patrick E. Falconio
                                          ---------------------------
                                     Title:        President
                                           --------------------------


                                  PFL Life Insurance Company


                                  By:     /s/ William L. Busler
                                     --------------------------------
                                     Name:     William L. Busler
                                          ---------------------------
                                     Title:        President
                                           --------------------------


                                  Bankers United Life Assurance Company


                                  By:       /s/ Brenda Clancy
                                     --------------------------------
                                     Name:       Brenda Clancy
                                          ---------------------------
                                     Title:     CFO and Treasurer
                                           --------------------------


                              Page 24 of 25 pages

                                  Life Investors Insurance Company of America



                                  By: /s/ Patrick S. Baird
                                     --------------------------------
                                     Name: /s/ Patrick S. Baird
                                          ---------------------------
                                     Title: Senior Vice President
                                           --------------------------


                                  Aegon USA Realty Advisors, Inc.



                                  By: /s/ Patrick E. Falconio
                                     --------------------------------
                                     Name: /s/ Patrick E. Falconio
                                          ---------------------------
                                     Title: Director
                                           --------------------------


                                  First AUSA Life Insurance Company



                                  By: /s/ Patrick S. Baird
                                     --------------------------------
                                     Name: /s/ Patrick S. Baird
                                          ---------------------------
                                     Title: President
                                           --------------------------


                              Page 25 of 25 pages